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SEC
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FEB 22 2008

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SECUI ISSION

08026701

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mitchell Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 Victor Herbert Rd. PO Box 31

(No. and Street)

Lake Placid	NY	12946
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins LLP

(Name – *if individual, state last, first, middle name*)

60 East 42nd St.	New York	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

B

PROCESSED
MAR 1 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/7/08

OATH OR AFFIRMATION

I, Thomas S Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell Securities Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public, State of New York
No. 4945364
Qualified in Essex County

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mitchell Securities, Inc.

Financial Statements

December 31, 2007 and 2006

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

Board of Directors
Mitchell Securities, Inc.

We have audited the accompanying statements of financial condition of Mitchell Securities, Inc. as of December 31, 2007 and 2006, and the related statements of income and changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitchell Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 7, 2008

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Mitchell Securities, Inc.

Statements of Financial Condition

December 31,

	2007	2006
ASSETS		
Cash and cash equivalents	$ 44,683	$ 48,759
Receivable from clearing broker	51,336	47,484
	$ 96,019	$ 96,243
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 19,000	$ 12,466
Total Liabilities	19,000	12,466
Stockholder's Equity		
Capital stock - $1 par value, 1,000 shares authorized, 100 shares isssued and outstanding	100	100
Additional paid-in capital	14,122	14,122
Retained earnings	62,797	69,555
Total Stockholder's Equity	77,019	83,777
	$ 96,019	$ 96,243

See notes to financial statements

Mitchell Securities, Inc.

Statements of Income

Years Ended December 31,

	2007	2006
REVENUES		
Commission income	$ 424,571	$ 675,912
Other income	51,411	152,755
Interest and dividend income	3,221	2,937
Total Revenues	479,203	831,604
EXPENSES		
Salaries and wages	85,200	80,550
Payroll taxes and employee benefits	20,996	10,420
Management fee	36,842	163,576
Clearance fees	4,461	187,194
Occupancy	16,112	14,900
Professional fees	27,576	15,895
Other expenses	27,634	60,616
Total Expenses	218,821	533,151
Net Income	$ 260,382	$ 298,453

See notes to financial statements

Mitchell Securities, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2007 and 2006

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance January 1, 2006	100	$ 14,122	$ 108,202	$ 122,424
2006				
Dividends paid			(337,100)	(337,100)
Net income			298,453	298,453
Balance December 31, 2006	100	14,122	69,555	83,777
2007				
Dividends paid			(267,140)	(267,140)
Net income			260,382	260,382
Balance December 31, 2007	100	$ 14,122	$ 62,797	$ 77,019

See notes to financial statements

Mitchell Securities, Inc.

Statements of Cash Flows

Years Ended December 31,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 260,382	$ 298,453
Adjustment to reconcile net income to net cash provided by operating activities		
Net change in operating assets and liabilities		
Fees receivable	(3,852)	85,825
Accounts payable and accrued expenses	6,534	(2,954)
Net Cash Provided by Operating Activities	263,064	381,324
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(267,140)	(337,100)
(Decrease) Increase in Cash and Cash Equivalents	(4,076)	44,224
CASH AND CASH EQUIVALENTS		
Beginning of year	48,759	4,535
End of year	$ 44,683	$ 48,759

See notes to financial statements

1. Organization

The Company is a registered broker-dealer, functioning as an introducing broker and has a standard agreement with its clearing broker. All securities transactions are introduced and cleared on a fully disclosed basis through the clearing broker. The Company sells investment research services.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Income Taxes

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder.

2. Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The company places its cash and cash equivalents with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker.

3. Commitments and Related Party Transactions

The Company leases office space from a related party on a month to month basis. Total rental expense for the years ended December 31, 2007 and 2006 was $16,112 and $14,900.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital of $77,019 which was $72,019 in excess of its required net capital. The company's net capital ratio was .247 to 1.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Mitchell Securities, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of December 31, 2007

NET CAPITAL

Total ownership equity from statement of financial condition	$ 77,019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required 6-2/3% of aggregate indebtedness, or $5,000, whichever is greater	$ 5,000
Excess of net capital over minimum requirement	72,019
Total Aggregate Indebtedness Liabilities	19,000
Percent of aggregate indebtedness to net capital	24.67%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2007.

Mitchell Securities, Inc.

Schedule of Computation of Reserve Requirements
Under Exhibit A of Securities and Exchange Commission Rule 15c3-3

As of December 31, 2007

The Firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
Under Securities and Exchange Commission Rule 15c3-3

As of December 31, 2007

The Firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the Firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Mitchell Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mitchell Securities, Inc. (the "Company"), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 7, 2008

END